Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended June 30, 2019 under IFRS

EPS grew by 12.5% YoY; Digital grew by 34.6% YoY

Bangalore, India and East Brunswick, New Jersey, USA – July 17, 2019 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended June 30, 2019.

Highlights of the Results

Results for the Quarter ended June 30, 2019:

•	Gross Revenue was ₹147.2 billion ($2.1 billion1), an increase of 5.3% YoY

•	IT Services Segment Revenue was $2,038.8 million, an adjusted[2] increase of 4.3% YoY

•	Non-GAAP[3] constant currency IT Services Segment Revenue declined by 0.7% QoQ. Adjusted[2] Non-GAAP[3] constant currency IT Services Segment Revenue grew 5.9% YoY

•	IT Services Operating Margin[4] for the quarter was at 18.4%, an increase of 0.8% YoY

•	Net Income for the quarter was ₹23.9 billion ($346 million1), an increase of 12.6% YoY

•	EPS for the quarter was ₹3.97 per share, an increase of 12.5% YoY

Performance for the quarter ended June 30, 2019

Abidali Z. Neemuchwala, CEO and Executive Director said, “Our efforts on client mining have resulted in an addition of three customers in more than $100 Mn bucket. We will continue to build differentiated capabilities to drive business transformation for our customers by investing in our big bets.”

Jatin Dalal, Chief Financial Officer said, “We delivered IT Services margins of 18.4% and Free Cash Flows of 98.8% of our Net Income. We had a slower start to the year, we however remain focused on our operations and continue to invest in talent and capabilities for the future.”

Outlook for the Quarter ending September 30, 2019

We expect Revenue from our IT Services business to be in the range of $2,039 million to $2,080 million*. This translates to a sequential growth of 0.0% to 2.0%.

The Company had previously announced a buyback proposal for purchase of up to 323.1 million equity shares of ₹2 each from the shareholders on a proportionate basis by way of a tender offer at a price of ₹325 per equity share payable in cash for an aggregate amount not exceeding ₹105 billion. After receipt of shareholders’ approval, the Company has filed the draft letter of offer for the buyback with SEBI. Upon receipt of approval from SEBI, we will complete the buyback process.

*	Outlook is based on the following exchange rates: GBP/USD at 1.27, Euro/USD at 1.13, AUD/USD at 0.69, USD/INR at 69.59 and USD/CAD at 1.33

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹68.92, as published by the Federal Reserve Board of Governors on June 30, 2019. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2019 was US$1= ₹70.39.

2.

YoY & QoQ growth rates for Q1’20 have been computed by adjusting revenues of Q4’19 & Q1’19 for the impact from the divestment of our hosted data center services business and Workday & Cornerstone business. Non-adjusted growth was -1.8% QoQ and 2.5% YoY.

3.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
4.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

IT Services

Wipro continued its momentum in winning large deals globally as described below:

•

Wipro has won a multi-year technology and operations transformation contract from an European Bank. The program will enable the bank to optimize its existing technology and operations landscape, and invest in business transformation initiatives.

•	Wipro has won a multi-year engagement to support a key business transformation program at a leading UK-based insurance company.

•	Wipro has been awarded a Robotic Process Automation (RPA) contract by a US-based manufacturing company. Wipro will leverage its automation solutions and capabilities to develop BOTs for the client.

•

Wipro has won a business process services engagement with a large US-based telecom company. The program will leverage Wipro’s order management and fulfillment capabilities coupled with its telecom domain expertise.

•	Wipro has won a managed services contract from an eye care company. The company will manage and support cyber security, enterprise software and infrastructure services for the client.

•	A global airline has selected Wipro to improve passenger experience and loyalty by implementing digital self-service channels and transforming the airline’s IT infrastructure.

•

A large Canadian airport has awarded a strategic five-year IT operations and digital transformation contract to Wipro. The engagement will leverage Wipro’s integrated service delivery model, domain expertise, cloud and infrastructure services and the Wipro HOLMESTM artificial intelligence platform to transform the airport’s operations and enhance passenger experience.

Digital & Cloud Application Services Highlights

We continue to see increasing traction in digital oriented deals as illustrated below:

•

A global apparel company has selected Wipro as a strategic partner for a multi-year engagement in its digital and cloud transformation journey. Wipro will support the client’s IT infrastructure along with the integration and modernization of its entire application portfolio.

•

A US digital health pharmaceutical company has chosen Wipro Digital as its service delivery enablement partner to help improve the adoption and deployment of digital product and service experiences for its customers.

•	A multinational computer solutions company has selected Wipro Digital for cloud native modernization of its supply chain applications leveraging the Pivotal Cloud Foundry platform.

•

A large North American health insurer has selected Wipro Digital to support its ongoing engineering transformation and new ways of working while improving the speed, quality and volume of software releases across its IT environment.

Analyst Accolades and Awards

•	Wipro was positioned as a Leader in IDC MarketScape Worldwide Artificial Intelligence Services 2019 Vendor Assessment (Doc #US44514819, April 2019)

•	Wipro was ranked among the HFS Top10 Finance and Accounting Service Providers, 2019

•	Wipro was ranked among the HFS Top 10 Energy Service Providers, 2019

•	Wipro was featured as a leading service provider in the HFS Top 10 Google AI Services, 2019

•	Wipro was recognized as a leader by Everest Group in Digital Workplace Services PEAK MatrixTM 2019

•	Wipro was positioned as a leader by Everest Group in Next-generation IT Infrastructure Services in Insurance PEAK Matrix™ Assessment 2019

•	Wipro was recognized as a leader by Everest Group in Enterprise Platform IT Services in BFS PEAK Matrix™ Assessment 2019

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Data Center Outsourcing and Hybrid Infrastructure Managed Services, North America. 13 June 2019

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. All product names, logos, and brands are property of their respective owners.

IT Products

•	IT Products Segment Revenue for the quarter was ₹ 2.4 billion ($35.0 million1).

•	IT Products Operating Margin for the quarter was -16.9%.

India State Run Enterprises (ISRE)

•	India SRE Segment Revenue for the quarter was ₹ 2.1 billion ($31.1 million1).

•	India SRE Operating Margin for the quarter was -29.7%.

Please refer the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended June 30, 2019, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro190717.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 170,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

    # # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2019	As at June 30, 2019
			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	116,980	116,926	1,697
Intangible assets	13,762	13,098	190
Property, plant and equipment	70,601	71,626	1,039
Right-of-use assets	—	16,107	234
Financial assets
Derivative assets	173	161	2
Investments	6,916	7,375	107
Trade receivables	4,373	4,373	63
Other financial assets	5,146	5,091	74
Investments accounted for using the equity method	1,235	1,216	18
Deferred tax assets	5,604	6,587	96
Non-current tax assets	20,603	11,445	166
Other non-current assets	15,872	11,009	160

Total non-current assets	261,265	265,014	3,846

Inventories	3,951	4,142	60
Financial assets
Derivative assets	4,931	4,732	69
Investments	220,716	182,348	2,646
Cash and cash equivalents	158,529	241,405	3,503
Trade receivables	100,489	95,819	1,390
Unbilled receivables	22,880	26,903	390
Other financial assets	14,611	8,987	130
Contract assets	15,038	16,692	242
Current tax assets	7,435	6,197	90
Other current assets	23,086	23,918	347

	571,666	611,143	8,867
Assets held for sale	240	—	—

Total current assets	571,906	611,143	8,867

TOTAL ASSETS	833,171	876,157	12,713

EQUITY
Share capital	12,068	12,071	175
Securities premium reserve	533	970	14
Retained earnings	534,700	558,063	8,097
Share-based payment reserve	2,617	2,299	33
Other components of equity	18,198	19,502	283

Equity attributable to the equity holders of the Company	568,116	592,905	8,602
Non-controlling interest	2,637	2,770	40

TOTAL EQUITY	570,753	595,675	8,642

LIABILITIES
Financial liabilities
Long - term loans and borrowings	28,368	22,475	326
Lease liabilities	—	10,748	156
Other financial liabilities	—	5	—
Deferred tax liabilities	3,417	4,161	60
Non-current tax liabilities	11,023	12,361	179
Other non-current liabilities	5,258	5,428	79
Provisions	2	2	—

Total non-current liabilities	48,068	55,180	800

Financial liabilities
Loans, borrowings and bank overdrafts	71,099	81,502	1,183
Derivative liabilities	1,310	1,556	23
Trade payables and accrued expenses	88,304	84,041	1,219
Lease liabilities	—	6,115	89
Other financial liabilities	644	669	10
Contract liabilities	24,768	22,398	325
Current tax liabilities	9,541	10,586	154
Other current liabilities	18,046	17,889	260
Provisions	638	546	8

Total current liabilities	214,350	225,302	3,271

TOTAL LIABILITIES	262,418	280,482	4,071

TOTAL EQUITY AND LIABILITIES	833,171	876,157	12,713

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2018	2019	2019
			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Revenues	139,777	147,161	2,135
Cost of revenues	(100,350)	(104,273)	(1,513)

Gross profit	39,427	42,888	622
Selling and marketing expenses	(10,813)	(10,953)	(159)
General and administrative expenses	(8,608)	(8,119)	(118)
Foreign exchange gains/(losses), net	771	858	12
Other operating income	2,529	699	10

Results from operating activities	23,306	25,373	367
Finance expenses	(1,649)	(1,584)	(23)
Finance and other income	5,197	6,947	101
Share of net profit /(loss) of associates accounted for using the equity method	(53)	(16)	—

Profit before tax	26,801	30,720	445
Income tax expense	(5,865)	(6,699)	(97)

Profit for the period	20,936	24,021	348

Profit attributable to:
Equity holders of the Company	21,206	23,874	346
Non-controlling interest	(270)	147	2

Profit for the period	20,936	24,021	348

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	3.53	3.97	0.06
Diluted	3.53	3.96	0.06
Weighted average number of equity shares used in computing earnings per equity share
Basic	6,004,821,199	6,010,597,369	6,010,597,369
Diluted	6,015,725,623	6,025,352,442	6,025,352,442

Particulars	Three months ended			Year ended
	June 30, 2019	March 31, 2019	June 30, 2018	March 31, 2019
	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	45,395	46,043	39,994	175,262
Health BU	18,871	19,288	18,200	75,081
CBU	22,366	23,667	20,596	89,313
ENU	18,432	18,628	17,099	72,830
TECH	18,660	18,402	19,504	76,591
MFG	11,336	11,551	11,247	46,496
COMM	8,454	8,286	7,710	32,680

Total of IT Services	143,514	145,865	134,350	568,253
IT Products	2,409	2,759	3,532	12,312
ISRE	2,143	1,787	2,653	8,544
Reconciling Items	(47)	(32)	13	(49)

Total Revenue	148,019	150,379	140,548	589,060

Other operating Income
IT Services	699	1,546	2,529	4,344

Total Other Operating Income	699	1,546	2,529	4,344

Segment Result
IT Services
BFSI	9,335	9,649	7,220	33,831
Health BU	2,929	1,940	2,076	8,638
CBU	3,506	4,716	2,608	16,828
ENU	2,196	2,787	2,731	7,081
TECH	3,526	3,031	4,064	15,916
MFG	2,092	2,262	1,398	8,327
COMM	1,518	985	758	4,396
Unallocated	720	1,161	695	3,142
Other Operating Income	699	1,546	2,529	4,344

Total of IT Services	26,521	28,077	24,079	102,503

IT Products	(407)	(93)	(740)	(1,047)
ISRE	(636)	(775)	(111)	(1,829)
Reconciling Items	(105)	111	78	283

Total	25,373	27,320	23,306	99,910
Finance Expense	(1,584)	(2,530)	(1,649)	(7,375)
Finance and Other Income	6,947	7,228	5,197	22,923
Share of profit/ (loss) of equity accounted investee	(16)	(17)	(53)	(43)

Profit before tax	30,720	32,001	26,801	115,415

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise services segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended June 30, 2019
IT Services Revenue as per IFRS	$2,038.8
Effect of Foreign currency exchange movement	$12.4

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,051.2

Three Months ended June 30, 2019
IT Services Revenue as per IFRS	$2,038.8
Effect of Foreign currency exchange movement	$31.6

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,070.4